EXHIBIT 99.7

BIRKS GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements (“financial statements”) of Birks Group Inc. (“Birks Group” or the “Company”) include the accounts of Birks Group Inc. for all periods presented.

These unaudited condensed consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements of the Company in this report for the twenty-six week periods ended September 27, 2025 and September 28, 2024 have not been audited. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 29, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 25, 2025 (the “Form 20-F”).

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the current fiscal year ended March 28, 2026 as fiscal 2026, and the prior fiscal year ending March 29, 2025 as fiscal 2025. Fiscal 2026 and fiscal 2025 consist of a fifty-two week period.

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company’s March 29, 2025 annual consolidated financial statements. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates and judgements include the going concern assumption, the business combination, the valuation of inventories, and accounts receivable, deferred tax assets, and the recoverability of long-lived assets and right-of-use assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments in the period in which the change in estimate is made.

Goodwill

Goodwill represents the cost of a business acquisition in excess of the fair value of the net assets acquired. Goodwill is not amortized and is reviewed for impairment annually, or more frequently, if facts and circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds the fair value, goodwill of the reporting unit is considered impaired and that excess is recognized as a goodwill impairment loss.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with U.S. GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company funds its operations primarily through committed financing under its senior secured credit facility and senior secured term loan described in Note 6. The senior secured credit facility along with the senior secured term loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes.

The Company believes recent general economic conditions, business and retail climates and geopolitical instability, which includes heightened inflation, stock market volatility, high interest rates, tariffs and retaliatory tariffs could lead to a slow-down in certain segments of the global economy and negatively affect customer behavior and the amount of discretionary income spent by potential consumers to purchase the Company’s products. If global economic and financial market conditions persist or worsen, the Company’s sales may decrease, and the Company’s financial condition and results of operations may be adversely affected.

The Company continues and expects to continue to operate through its senior secured credit facility and senior secured term loan. The Company depends on these facilities to continue to operate its business. These agreements are scheduled to mature in December 2026.

The Company recorded a net loss of $2.6 million for the twenty-six week period ended September 27, 2025, and a net loss of $3.1 million for the twenty-six week period ended September 28, 2024. The Company used net cash flows from operations of $4.3 million and $3.5 million in the twenty-six week period ended September 27, 2025 and September 28, 2024, respectively. The Company has negative working capital (defined as current assets less current liabilities) of $18.8 million as at September 27, 2025 and of $23.1 million as at March 29, 2025. The Company has continued to increase its bank indebtedness each year over the past several years and related interest expense, and as of September 27, 2025, had a bank indebtedness balance of $73.5 million. With the exception of the Mangrove loan, there has been no cash injection in the Company in the form of equity for several years, resulting in a shareholders’ deficiency of $20.5 million as of September 27, 2025.

On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada and an amended and restated senior secured term loan (“Amended Term Loan”) with Crystal Financial LLC (dba SLR Credit Solutions) (“SLR”). The Amended Credit Facility and Amended Term Loan extended the maturity date of the Company’s pre-existing loans from October 2022 to December 2026.

On July 8, 2020, the Company secured a six-year term loan with Investissement Québec, the sovereign fund of the province of Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $1.8 million is outstanding as at September 27, 2025 ($2.8 million as at March 29, 2025). The Company received a loan forgiveness in the amount of $0.2 million that is being recognized over the term of the loan.

On August 24, 2021, the Company entered into a 10-year loan agreement with Investissement Québec, for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of September 27, 2025, the Company has $4.3 million ($4.2 million net of deferred financing costs) outstanding on the loan ($4.2 million as at March 29, 2025).

Both loans with Investissement Québec require the Company, on an annual basis, to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. The working capital ratio of 1.01 may be lower in any given year if a tolerance letter accepting a lower working capital ratio is received from Investissement Québec. During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024, to tolerate a working capital ratio of 0.97. As at March 30, 2024, the working capital ratio was 0.96. On July 3, 2024, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 30, 2024. Furthermore, on July 12, 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90. As at March 29, 2025, the working capital ratio was 0.88. On July 14, 2025, Investissement Québec modified the working capital covenant for the fiscal years ending March 29, 2025 and March 28, 2026 to 0.88. Starting in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end.

There is no assurance that the Company will meet its covenant as at March 28, 2026 or for future years, or that if not met, waivers would be available. If a waiver is not obtained, cross defaults with our Amended Credit Facility and our Amended Term Loan would arise.

On July 15, 2024, the Company obtained a support letter (the “Shareholder Support Letter”) from one if its controlling shareholders, Mangrove Holding S.A. (“Mangrove”), providing financial support in an amount of up to $3.75 million that was available until July 31, 2025, of which up to $2.75 million was available prior to January 1, 2025 and an additional amount of up to $1.0 million would be available after January 1, 2025. These amounts were available to be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.

On June 26, 2025, the Shareholder Support Letter was terminated and replaced with a loan agreement entered into between Mangrove and the Company (the “Mangrove Loan”) whereby Mangrove advanced $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.

In conjunction with the closing of the European Acquisition, on July 8, 2025, SLR provided the Company with an additional term loan of $13.5 million to fund the European Acquisition and to fund ordinary course working capital, at the same interest rate as the current term loan with SLR which is CORRA plus (i) a CORRA adjustment of 0.32% and (ii) 7.75%, and is repayable, in full, on December 24, 2026.

On July 21, 2025, the Company obtained support letters providing financial support to the Company for an aggregate total amount of up to $1.5 million from (i) Mangrove for up to $500,000, (ii) Davide Barberis Canonico (the Company’s Interim President and Chief Operating Officer and member of the Company’s Board of Directors) for up to $800,000, and (iii) Marco Pasteris (the Company’s Vice-President, Finance) for $200,000. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels at all times as defined by the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2026.

In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the cash advance outstanding of U.S. $1.5 million and the Mangrove Loan of $3.75 million, of up to a maximum of $813,227, effective immediately and through to July 31, 2026.

The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, adhere to the terms of its committed financings, successfully integrate the strategic acquisitions, obtain favorable payment terms from suppliers as well as to maintain minimum excess availability as defined under its Amended Credit Facility and its Amended Term Loan. In addition to maintaining minimum excess availability at all times as defined in the Amended Credit Facility and Amended Term Loan, other loans have a working capital covenant to adhere to at the end of each fiscal year. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and under the Amended Term Loan, that would result in the outstanding balances borrowed under the Company’s Amended Credit facility and its Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and the Amended Term Loan. The Company met its excess availability requirements as of and throughout the twenty-six week period ended September 27, 2025 and as of the date these financial statements were authorized for issuance as well as for the twenty-six week period ended September 28, 2024. In addition, the Company expects to have minimum excess availability, as defined in the Amended Credit Facility and Amended Term Loan, for at least the next twelve months from the date of issuance of these financial statements.

The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s Amended Credit Facility and its Amended Term Loan (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 27, 2025 and September 28, 2024 by the Company’s lenders.

Should a substantial doubt exist in the Company’s ability to continue as a going concern, this would trigger an event of default on both the Amended Credit Facility and the Amended Term Loan, and a cross-default on the Company’s other loans.

The Amended Credit Facility and the Amended Term Loan are repayable in December 2026. The Company intends to renew or refinance these debts prior to maturity.

The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures and store operations will also depend on its ability to maintain adequate levels of available borrowing, obtain favorable payment terms from suppliers and its future performance, as well as the successful integration of strategic acquisitions, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

The Company continues to be actively engaged in identifying alternative sources of financing that may include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company if at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

Certain adverse conditions and events outlined above require consideration of management’s plans, which management believes mitigate the effect of such conditions and events. Management plans include continuing to manage liquidity actively, as well as managing liquidity measures such as cost reductions, which include monitoring spend, reducing marketing and general operating expenses, postponement of certain capital expenditures, obtaining favorable payment terms from suppliers, obtain moratorium of interest payments on loans from majority shareholders and obtain support letters, all of which allow for adherence to excess availability requirements. Notwithstanding, the Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months from the date of issuance of these financial statements.

Recent Accounting Pronouncements

Recently Accounting Pronouncements Adopted:

There were no new accounting pronouncements adopted during the twenty-six week period ended September 27, 2025 that have a material impact on the Company’s financial position or results of operations.

Recent Accounting Pronouncements Not Yet Adopted:

On December 14, 2023, the FASB issued ASU 2023-09: Income Taxes (Topic 740): Improvements to income tax disclosures, which primarily enhances the annual income tax disclosures for the effective tax rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively, however, retrospective application in all prior periods is permitted. Management continues to evaluate the impact of this ASU on the consolidated financial statements.

On November 4, 2024, the FASB issued ASU 2024-03, Income Statement -Reporting Comprehensive Income -Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires new disclosures to disaggregate prescribed natural expenses underlying any income statement caption. This ASU is effective for all public business entities for annual periods in fiscal years beginning after December 15, 2026, and interim periods in fiscal years beginning after December 15, 2027. Early adoption is permitted. This ASU applies on a prospective basis for periods beginning after the effective date, however, retrospective application to any or all prior periods is permitted. Management continues to evaluate the impact of this ASU on the consolidated financial statements.

2. Business Acquisition

On June 6, 2025, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with the shareholders of 1067830 Ontario Limited (“the Target”), a company incorporated under the laws of Ontario, to acquire the Target and its wholly-owned subsidiaries which operate four retail locations in Toronto, Ontario, under the European Boutique (“European”) brand and are engaged primarily in luxury timepieces and jewelry retail activities.

On July 8, 2025, the Company acquired all of the outstanding shares of 1067830 Ontario Limited, along with its wholly-owned subsidiaries, for a total purchase price of $10.8 million (or $8.1 million net of cash acquired) including purchase price adjustments for working capital. The purchase price was paid with a $9.7 million cash consideration at closing and a note payable of $1.1 million payable to the vendor on the first anniversary of the closing date. The vendor note payable is interest bearing at the CORRA rate plus 2.3% per annum. The combination of the Company and European creates a leading Canadian-based luxury jewelry and timepieces company with a more diverse multi-brand portfolio. In connection with the acquisition, the Company incurred $0.4 million of acquisition-related costs ($0.2 million in the fiscal year ending March 29, 2025) which were recorded as SG&A in the condensed consolidated statement of operations.

The Company accounted for the acquisition of European under the acquisition method of accounting for business combinations and the results of European were consolidated with those of the Company from the date of acquisition. Accordingly, the cost was allocated to the underlying net assets based on their respective fair values. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill.

The Company has allocated the purchase price on a preliminary basis to the assets acquired and the liabilities assumed based on management’s best estimates of their values and taking into account all relevant information available at the time. Since the Company is still in the process of finalizing the valuation of certain intangible assets and other assets acquired and liabilities assumed at the date of acquisition, the allocation of the purchase price is subject to change. The Company expects to finalize the allocation of the purchase price by March 28, 2026. The following table presents the estimated fair value of the assets acquired and liabilities assumed from European on July 8, 2025:

Fair Value at Acquisition Date (In thousands)
Assets Acquired and Liabilities assumed
Cash and cash equivalents	$2,731
Accounts receivable and other receivables	545
Inventories	9,035
Prepaid and other current assets	261
Property and equipment	1,887
Operating lease right-of-use assets	8,568

Identifiable assets acquired	23,027

Accounts payable	$3,948
Accrued liabilities	384
Operating lease liabilities	8,568

Liabilities assumed	12,900

Identifiable net assets acquired	10,127
Goodwill (1)	677

Net assets acquired	$10,804

(1)

Goodwill is calculated as the excess of the purchase price over the estimated fair values of the assets acquired and the liabilities assumed in the acquisition and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The amount allocated to goodwill associated with the European acquisition is primarily the result of expected synergies resulting from combining the merchandising and other activities of the Company’s brands, as well as efficiencies in other aspects of the combined operations. Goodwill recorded in connection with this transaction is not expected to be deductible for tax purposes.

Supplementary information:

European incurred a net profit of $0.1 million for the period from July 8 to September 27, 2025. Revenue for this period was $6.0 million. If European had been acquired on March 30, 2025, revenue of the Company would have been $100.8 million. However, due to a lack of U.S. GAAP-specific data prior to the acquisition of European, pro-forma profit or loss of the combined entity for the 26-week period ending September 27, 2025 cannot be determined reliably.

3. Income Taxes

The Company recorded no income tax expense for the 26-week period ended September 27, 2025 and for the comparable period ended September 28, 2024. This is due to the Company recording a full valuation allowance against the value of its net deferred tax assets, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As of September 27, 2025, the Company had recorded a valuation allowance of $29.9 million ($29.2 million as of March 29, 2025) against the full value of the Company’s net deferred tax assets. The tax years 2018 through 2025 remain open to examination by the major taxing jurisdictions to which the Company is subject.

4. Net Income (loss) Per Common Share

For the twenty-six week period ended September 27, 2025, the Company’s net loss per common share on a basic and diluted basis was ($0.13). Excluded from the computation of diluted earnings per share were 190,884 shares underlying stock options and units due to their anti-dilutive effect.

For the twenty-six week period ended September 28, 2024, the Company’s net loss per common share on a basic and diluted basis was ($0.16). Excluded from the computation of diluted earnings per share were 274,836 shares underlying stock options and units due to their anti-dilutive effect.

5. Inventories

Inventories are summarized as follows:

	As of September 27, 2025	As of March 29, 2025
	(In thousands)
Raw materials and work in progress	$4,316	$3,926
Finished goods	119,145	112,351

	$123,461	$116,277

6. Bank Indebtedness and Long-term Debt

As of September 27, 2025 and March 29, 2025, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility, which had an outstanding balance of $73.5 million ($73.8 million net of $0.3 million of deferred financing costs) and $73.6 million ($73.8 million net of $0.2 million of deferred financing costs), respectively. The Company’s Amended Credit Facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $14.9 million as of September 27, 2025 and $15.5 million as of March 29, 2025. The Company met its excess availability requirements throughout the twenty-six week period ended September 27, 2025, and as of the date of these financial statements.

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million Amended Credit Facility with Wells Fargo Capital Finance Corporation Canada. On October 23, 2017, the Company entered into a credit facility with Wells Fargo Capital Finance Corporation Canada (“Wells Fargo”, successor to Wells Fargo Canada Corporation), for a maximum amount of $85.0 million and maturing in October 2022. On December 24, 2021, the Company entered into the Amended Credit Facility with Wells Fargo. The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026 and provided the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. On September 6, 2024, the Company exercised the option to increase the credit facility by $5 million, bringing the credit facility to a maximum of $90 million. The Amended Credit Facility bears interest at a rate of Canadian Overnight Repo Rate Average (“CORRA”) plus a spread ranging from 1.5%—2.0% depending on the Company’s excess availability levels. The Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. The Company was above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan throughout fiscal 2025.

On June 26, 2024, the Company entered into an amendment to the Amended Credit Facility with Wells Fargo. The amendment replaced the interest rate of CDOR plus a spread ranging from 1.5%—2% depending on the Company’s excess availability levels for the interest rate of CORRA plus a CORRA adjustment ranging from 0.30% to 0.32% and a spread ranging from 1.5%—2% depending on the Company’s excess availability levels.

On June 29, 2018, the Company secured a $12.5 million term loan with Crystal Financial LLC (dba SLR Credit Solutions) (“SLR”). On December 24, 2021, the Company entered into an Amended Term Loan with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CORRA plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CORRA plus 7.00% or CORRA plus 6.75% depending on the Company complying with certain financial covenants. The Company is required to maintain minimum excess availability, at all times as defined in the Amended Credit Facility and Amended Term Loan. The Amended Term Loan is required to be repaid upon maturity.

On June 26, 2024, the Company entered into an amendment to the Amended Term Loan with SLR. The amendment replaces the interest rate of CDOR plus 7.75% (or CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants) for the interest rate of CORRA plus a CORRA adjustment of 0.32% and 7.75% (or CORRA plus a CORRA adjustment of 0.32% plus 7.00% or CORRA plus a CORRA adjustment of 0.32% plus 6.75% depending on the Company complying with certain financial covenants).

On July 8, 2025, the Company entered into an amendment to Amended Term Loan with Crystal Financial LLC (D/B/A SLR Credit Solutions) (“SLR”), whereby SLR provided the Company with an additional term loan of $13.5 million to fund the European Acquisition and to fund ordinary course working capital (the “Incremental Loan”). The Incremental Loan bears interest at the same rate as the current term loan with SLR. Under this amendment to the Amended Term Loan, the Company is required to ensure that the aggregate amount outstanding under this agreement and the Amended Credit Facility does not exceed the lesser of $116 million and the borrowing base contemplated in the Amended Term Loan.

In addition, contemporaneously with the Incremental Loan, on July 8, 2025, the Company entered into an amendment and waiver to the Amended Credit Facility with Wells Fargo whereby Wells Fargo waives certain provisions of the existing Amended Credit Facility to permit the European Acquisition, the Incremental Loan and the Mangrove Loan. Under this amendment and waiver to the Amended Credit Facility, the Company is entitled to borrow an amount not to exceed the lesser of $90 million and the most recent borrowing base delivered by the Company to its senior secured lenders.

The Company’s borrowing capacity under both its Amended Credit Facility and its Amended Term Loan is based upon the value of the Company’s inventory and accounts receivable, net of reserves and availability blocks, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Amended Credit Facility and its Amended Term Loan. In the event that minimum excess availability falls below the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan, this would be considered an event of default under the Company’s Amended Credit Facility and its Amended Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Amended Credit Facility and its Amended Term Loan become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan for at least the next twelve months from the date of issuance of these financial statements.

The Company’s Amended Credit Facility and its Amended Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations; the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either (i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or (ii) maintain excess availability of at least 25% of the line cap and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Company’s Amended Credit Facility and its Amended Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under its credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operations of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 27, 2025 by the Company’s lenders.

The information concerning the Company’s bank indebtedness is as follows:

	26 Weeks Ended
	September 27, 2025	September 28, 2024
	(In thousands)
Maximum borrowing outstanding during the 26 weeks	$78,011	$73,760
Average outstanding borrowed balance during the 26 weeks	$74,074	$67,572
Weighted average interest rate for the 26 weeks	5.4%	7.7%
Effective interest rate at September 27, 2025	5.1%	7.5%

As security for the bank indebtedness, the Company has provided some of its lenders the following: (i) general assignment of all accounts receivable, other receivables and trademarks; (ii) general security agreements on all of the Company’s assets; (iii) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders; (iv) a mortgage on moveable property (general) under the Civil Code (Québec) of $200.0 million; (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademarks and stock of the Company’s subsidiaries.

On March 26, 2020, the Company secured a 6-year term loan with Business Development Bank of Canada (BDC), as amended, for an amount of $0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of September 27, 2025, the Company has $0.1 million outstanding on the loan ($0.2 million as of March 29, 2025). The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments from June 26, 2021, the date of the drawdown.

On July 8, 2020, the Company secured a 6-year term loan with Investissement Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $1.8 million is outstanding at September 27, 2025 ($2.8 million as at March 29, 2025). The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. On January 4, 2023, the Company received a loan forgiveness in the amount of $0.2 million that is being recognized over the term of the loan.

On August 24, 2021, the Company entered into a 10-year loan agreement with Investissement Québec, for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of September 27, 2025 and March 29, 2025, the Company has $4.3 million ($4.2 million net of deferred financing fees) outstanding on the loan. The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw in July 2022.

The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024, to tolerate a working capital ratio of 0.97. As at March 30, 2024, the working capital ratio was 0.96. On July 3, 2024, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 30, 2024 and therefore the debt has been presented as long-term at year end. Furthermore, on July 12, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90. As at March 29, 2025, the working capital ratio was 0.88. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88. Starting in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end.

The Company has a cash advance outstanding from one of its controlling shareholders, Montel S.a.r.l. (“Montel”, previously known as Montrovest), of U.S. $1.5 million (approximately CAD $2.0 million) originally received in May 2009. This cash advance was provided to the Company by Montel to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Amended Credit Facility and Amended Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Amended Credit Facility permit such a payment. In the twenty-six week period ending September 27, 2025, interest expense of $0.1 million was recorded versus $0.1 million in the comparative prior period. At September 27, 2025 advances payable to Montel amounted to U.S. $1.5 million (approximately CAD $2.1 million) and as at September 28, 2024 advances payable to Montel amounted to U.S. $1.5 million (approximately CAD $2.0 million).

On July 15, 2024, the Company obtained the “Shareholder Support Letter” from one if its controlling shareholders, Mangrove, providing financial support in an amount of up to $3.75 million that was available until July 31, 2025, of which up to $2.75 million was available prior to January 1, 2025 and an additional amount of up to $1.0 million would be available after January 1, 2025. These amounts were available to be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.

On June 26, 2025, the Shareholder Support Letter was terminated and replaced with the Mangrove Loan whereby Mangrove advanced $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.

In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the cash advance outstanding of U.S. $1.5 million and the Mangrove Loan of $3.75 million, of up to a maximum of $813,227, effective immediately and through to July 31, 2026.

On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the construction of a new store. The maximum borrowing amount under this facility is U.S. $2.5 million (CAD $3.4 million). During fiscal 2025, the Company had borrowed a total amount of U.S. $2.4 million (CAD $3.3 million) against this facility. The capital lease financing bears interest at approximately 14% annually and is repayable over 24 months. As of September 27, 2025, the Company has U.S. $1.4 million (CAD $2.0 million) outstanding under this facility.

On June 3, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the partial renovation of a store. The maximum borrowing amount under this facility is U.S. $0.6 million (CAD $0.8 million). During fiscal 2025, the Company had borrowed a total amount of U.S. $0.6 million (CAD $0.8 million) against this facility. The capital lease financing bears interest at approximately 14% annually and is repayable over 24 months. As of September 27, 2025, the Company has U.S. $0.4 million (CAD $0.5 million) outstanding under this facility.

7. Contingencies

The Company and its subsidiaries, in the normal course of business, may become involved from time to time in litigation and are subject to claims. While the final outcome with respect to claims and legal proceedings pending at September 27, 2025 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

8. Segmented Information

The Company’s Interim President and Chief Operating Officer is currently the Company’s CODM. The CODM regularly reviews segment sales, segment cost of sales and segment unadjusted gross profit, after the elimination of any inter-segment transactions, to determine resource allocations and to assess profitability between segments. The Company’s sales are primarily derived from the retailing of jewelry, timepieces, services and other products as generated through the management of its segments. Segment unadjusted gross profit is used by the CODM to monitor and assess segment results compared to prior periods, forecasted results, and the Company annual profit plan. The Company aggregates operating segments with similar economic, operating and other characteristics.

The Company has two reportable segments, Retail and Other. As of September 27, 2025, Retail operated 17 stores across Canada under the Maison Birks brand, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Graff brand, one retail location in Vancouver under the Patek Philippe brand, and four retail locations in Laval, Ottawa and Toronto under the Breitling brand, four retail locations in Toronto under the European Boutique brand, one retail location in Toronto under the Omega brand and one retail location in Toronto under the Montblanc brand. During the twenty-six week period ending September 27, 2025, the Company acquired through the European acquisition, 7 retail locations. Other consists primarily of our e-commerce business, wholesale business and gold exchange program. The two reportable segments are managed and evaluated by the CODM separately based on unadjusted gross profit. Sales and long-lived assets (other than financial instruments and deferred taxes) attributed to other foreign countries are not material and have not been disclosed separately. The significant segment expenses used by the CODM and disclosed retrospectively beginning fiscal 2025 are Cost of sales Jewelry and other and Cost of sales timepieces. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. Inter-segment sales for the twenty-six week periods ended September 27, 2025 and September 28, 2024 are not material and, therefore, such information is not presented. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 27, 2025 and September 28, 2024, respectively, is set forth below:

	Retail		Other		Total
(In thousands)	Fiscal 2026	Fiscal 2025	Fiscal 2026	Fiscal 2025	Fiscal 2026	Fiscal 2025
Jewelry and other	$30,493	$25,359	$3,586	$4,060	$34,079	$29,419
Timepieces	57,857	49,870	1,181	829	59,038	50,699

Sales to external customers	88,350	75,229	4,767	4,889	93,117	80,118
Cost of sales:
Jewelry and other	16,756	14,212	1,882	2,065	18,638	16,277
Timepieces	36,728	31,127	715	495	37,443	31,622

Total cost of sales	53,484	45,339	2,597	2,560	56,081	47,899
Unadjusted gross profit(1)	34,866	29,890	2,170	2,329	37,036	32,219
Inventory provisions					(524)	(339)
Foreign exchange (loss) gain					671	(86)
Other unallocated costs					(717)	(535)

Gross profit					$36,466	$31,259

(1)	This is a reconciliation of the segment’s gross profits and certain unallocated costs to the Company’s consolidated gross profits.

Various amounts in the fiscal 2025 Segmented information note were corrected for immaterial errors. The nature of the corrections were either between segments or between captions within the same segment. Total revenues and gross profit for the 26-week period ended September 28, 2024 remained unchanged.

9. Leases

Amounts recognized in the Condensed Consolidated Statement of Earnings were as follows:

	26 Weeks Ended
	September 27, 2025	September 28, 2024
	(In thousands)
Fixed operating lease expense	$4,994	$5,333
Variable operating lease expense (1)	2,912	2,536

Total lease expense	$7,906	$7,869

(1)	No rent concessions were recognized in the condensed consolidated statement of earnings for each of the periods ended September 27, 2025 and September 28, 2024.

Variable operating lease expense includes percentage rent, taxes, mall advertising, and common area maintenance charges. The weighted average remaining operating lease term was 6.2 years and the weighted average discount rate was 10.0% for all of the Company’s operating leases as of September 27, 2025.

The following table provides supplemental cash flow information related to the Company’s operating leases:

	26 Weeks Ended
	September 27, 2025	September 28, 2024
	(In thousands)
Cash outflows from operating activities for operating leases	$6,187	$6,559
Right-of-use assets obtained in exchange for operating lease liabilities (1)	$2,979	$2,067
(1)

Right-of-use assets obtained are recognized net of leasehold inducements. For the period ending September 27, 2025, there were no leasehold inducements recognized and as of September 27, 2025, $0.1 million is included in Accounts Receivables and other receivables. For the period ending September 28, 2024, there were $0.7 million of leasehold inducements recognized, and as of September 28, 2024, $0.5 million is included in Accounts Receivables and other receivables.

The following table reconciles the undiscounted cash flows currently expected to be paid in each of the next five fiscal years and thereafter to the operating lease liability recorded on the Condensed Consolidated Balance Sheet for operating leases existing as of September 27, 2025.

Minimum Lease Payments as of September 27, 2025
(in thousands)
Year ending March:
2026*	$7,249
2027	12,735
2028	11,384
2029	9,557
2030	8,379
Thereafter	22,919

Total minimum lease payments	72,223
Less: amount of total minimum lease payments representing interest	(19,236)

Present value of future total minimum lease payments	52,987
Less: current portion of lease liabilities	(9,215)

Long-term lease liabilities	$43,772

*	This amount represents minimum lease payments for the six-month period from September 27, 2025 to March 28, 2026.

10. Related Party Transactions

The Company has a cash advance outstanding from one of its controlling shareholders, Montel S.a.r.l. (“Montel”, previously known as Montrovest), of U.S. $1.5 million (approximately CAD $2.0 million) originally received in May 2009. This cash advance was provided to the Company by Montel to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Amended Credit Facility and Amended Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Amended Credit Facility permit such a payment. In the twenty-six week period ending September 27, 2025, interest expense of $0.1 million was recorded versus $0.1 million in the comparative prior period. At September 27, 2025 advances payable to Montel amounted to U.S. $1.5 million (approximately CAD $2.1 million) and as at September 28, 2024 advances payable to Montel amounted to U.S. $1.5 million (approximately CAD $2.0 million).

On July 15, 2024, the Company obtained the “Shareholder Support Letter” from one if its controlling shareholders, Mangrove, providing financial support in an amount of up to $3.75 million that was available until July 31, 2025, of which up to $2.75 million was available prior to January 1, 2025 and an additional amount of up to $1.0 million would be available after January 1, 2025. These amounts were available to be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.

On June 26, 2025, the Shareholder Support Letter was terminated and replaced with the Mangrove Loan whereby Mangrove advanced $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.

In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the cash advance outstanding of U.S. $1.5 million and the Mangrove Loan of $3.75 million, of up to a maximum of $813,227, effective immediately and through to July 31, 2026.

On July 21, 2025, the Company obtained support letters providing financial support to the Company for an aggregate total amount of up to $1.5 million from (i) Mangrove for up to $500,000, (ii) Davide Barberis Canonico (the Company’s Interim President and Chief Operating Officer and a member of the Company’s Board of Directors) for up to $800,000, and (iii) Marco Pasteris (the Company’s Vice-President, Finance) for $200,000. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels at all times as defined by the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2026.

The Company provides RMBG Retail Vancouver ULC (“RMBG”) with retail support and administrative services, and charges RMBG for these related services. During the period ended September 27, 2025, the Company charged $257,250 to RMBG ($244,999 for the period ended September 28, 2024). These fees are reflected as a reduction of selling, general and administrative expenses in the condensed consolidated statement of operations. As of September 27, 2025, the Company has $0.1 million ($0.2 million as at March 29, 2025) as a receivable related to these related services, and is presented in accounts receivable and other receivables on the condensed consolidated balance sheet.